UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

First Trust/Aberdeen Global Opportunity Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

337319107
(CUSIP Number)

Daniel L. Lippincott, CFA, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 337319107

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,654,727
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 2,654,727
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,654,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.81%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 337319107

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,996*
	8	SHARED VOTING POWER 8,710*
	9	SOLE DISPOSITIVE POWER 5,996*
	10	SHARED DISPOSITIVE POWER 8,710*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,706*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 337319107

Item 1.	Security and Issuer.

This statement relates to the Common Stock of First Trust/Aberdeen Global Opportunity Income Fund (the "Shares"), a Massachussets business trust (the "Issuer"). The address of the principal executive offices of the Issuer is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

CUSIP NO. 337319107

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by the Karpus Investment Management Profit Sharing Plan Fund B - Conservative Bond Fund, and the Karpus Investment Management Defined Benefit Plan (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 337319107

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 2,654,727 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 20.81% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 2,654,727 Shares beneficially owned by Karpus Investment Management is approximately $26,859,626, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 14,706 Shares held by Mr. Karpus and the Karpus Entities is approximately $148,693, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 337319107

Item 4.	Purpose of Transaction.

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since June 29, 2015.

On November 4, 2019, Karpus sent a letter containing a 14a-8 stockholder proposal to the Issuer requesting that the Board consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value. A copy of the letter is attached as Exhibit 99.1.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

CUSIP NO. 337319107

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,756,442 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2019 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on September 6, 2019.

A ..	Karpus Investment Management

(a)	As of the close of business on November 4, 2019, Karpus Investment Management beneficially owned 2,654,727 Shares held in the Accounts.

Percentage: 20.81%

(b)	1. Sole power to vote or direct vote: 2,654,727
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 2,654,727
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus Investment Management over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on November 4, 2019 , George W. Karpus beneficially owned 5,996 Shares. In addition, George W. Karpus may be deemed to beneficially own the 8,710 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,996
2. Shared power to vote or direct vote: 8,710
3. Sole power to dispose or direct the disposition: 5,996
4. Shared power to dispose or direct the disposition: 8,710

(c)	Neither George W. Karpus nor the Karpus Entities have had any transactions in the Shares for the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 337319107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 4, 2019 the Reporting Persons entered into a Joint Filing Agreement which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 337319107

Item 7.	Material to be Filed as Exhibits.

99.1	14a-8 Shareholder Proposal Sent to the Issuer on November 4, 2019.

99.2	Joint Filing Agreement Dated November 4, 2019.

CUSIP NO. 337319107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 5, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott, CFA
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 337319107

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	75 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 337319107

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	5,273	$10.55	10/2/2019
Sale of Common Stock	(349)	$10.59	10/1/2019

CUSIP NO. 337319107

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Issuer on November 4, 2019

VIA FEDERAL EXPRESS              November 4, 2019

First Trust/Aberdeen Global Opportunity Income Fund
Attn: W. Scott Jardine, Secretary
120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

Re: 14a-8 Shareholder Proposal for the First Trust/Aberdeen Global Opportunity
 Income Fund ("FAM" or the "Fund")

Mr. Jardine:
This letter shall serve as notice to the First Trust/Aberdeen Global Opportunity Income Fund ("FAM" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to FAM shareholders at the Fund's next annual shareholders' meeting anticipated to be held in April 2020, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, the shareholders of the First Trust/Aberdeen Global Opportunity Income Fund ("FAM" or the "Fund") request that the Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

  Supporting Statement

  The Trustees of a closed-end fund have a key responsibility - to represent the interests of shareholders. One of closed-end fund shareholders' key concerns is how the discount of their fund is managed by their Board. In turn, it follows that the trustees of a closed-end fund should therefore be highly interested in managing that discount. The Trustees of FAM have simply failed to do this.

  In May 2017, the Fund conducted a tender offer for 25% of the Fund's shares outstanding at a price that represented 98% of the then net asset value (NAV). The tender offer was two-times oversubscribed, indicating a strong shareholder desire to realize near-NAV for their investment. Trustees should have heard the message from shareholders - loud and clear.

  Adding to our frustrations, FAM has employed an ongoing share repurchase program since September 2015. The program, presumably designed to enhance shareholder value, was set in place to repurchase up to 5% of the Fund's outstanding shares. The program resulted in FAM repurchasing 0.8% in 2015, 0 shares in 2016 and 2017 and just 1.38% in 2018 despite an average discount in excess of 13%. To date, announced repurchases in 2019 have amounted to just 0.11% of the Fund's outstanding shares. Did our Trustees and management just use the "program" as a sound bite to look like action was being taken?

  The Fund's own prospectus requires the Trustees to "...consider whether to commence a tender offer or share-repurchase program at the first quarterly board meeting following a calendar year in which the fund's common shares have traded at an average weekly discount from net asset value of more than 10% in the last 12 weeks of that calendar year."

  The Fund traded at a discount from NAV in excess of 15% for the last 12 weeks of the 2018 calendar year. With their fiduciary duty to shareholders, did the Trustees then authorize a tender offer in early 2019?

  They did not.

  As shareholders, we cannot imagine a more appropriate time to conduct a tender offer, as was contemplated in the original prospectus.

  Trustee apathy cannot go unchallenged. Shareholders have made their opinions clear and Trustees have failed to recognize and respond. As long-term shareholders of the Fund, Karpus is extremely disappointed in the performance of the Fund's Trustees.

  Please vote FOR Karpus' Proposal and tell our Fund's Trustees that you want them to take more effective action to manage the Fund's discount.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/ Brett D. Gardner

Brett D. Gardner
Senior Corporate Governance Analyst

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter

CUSIP NO. 337319107

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the First Trust/Aberdeen Global Opportunity Income Fund. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

November 4, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS